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	FORM N-18F-1





	SECURITIES AND EXCHANGE COMMISSION

	Washington, D.C.  20549






	NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
	UNDER THE INVESTMENT COMPANY ACT OF 1940






	T. ROWE PRICE DIVERSIFIED SMALL-CAP GROWTH FUND, INC.

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	NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


	SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Baltimore and the State of Maryland on the 2nd day of July, 1997.



T. ROWE PRICE DIVERSIFIED SMALL-CAP GROWTH FUND, INC.


	By:	/s/Richard T. Whitney
		_____________________
		Richard T. Whitney
		President




Attest:	/s/Patricia S. Butcher
	_______________________
	Patricia S. Butcher
	Assistant Secretary